LEAD INVESTOR

Scott Cantini

Great Company and Team! Ziba is exciting CPG growth opportunity and providing economic support to the women and farmers of Afghanistan. Dedicated to the sustainable promotion of Afghanistan's agricultural heritage, ZiBA Foods are one of kind branded rare fruits and nuts as diverse and exotic as Afghanistan itself. Ziba's mission is simple: to introduce the people to the splendors of one of the world's most inaccessible countries while actively working to improve the lives of its women and rural farmers.

Invested $1,000 this round & $375,000 previously

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